UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-16663

Corporate Express N.V.

(Exact name of registrant as specified in its charter)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one Ordinary Share at a par value of EUR 1.20 per share
Ordinary Shares at a par value of EUR 1.20  per share (only in connection with the registration of American Depositary Shares representing such Shares pursuant to the requirements of the Securities and Exchange Commission)

(Title of each class of securities covered by this Form)

8 1/4% Senior Subordinated Notes due 2014
7 7/8% Senior Subordinated Notes due 2015

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.    Exchange Reporting History

Corporate Express N.V. (“Corporate Express” or “CXP”) first was obligated to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at the time of the listing of the American Depositary Shares, each representing one ordinary share at a par value of EUR 1.20 per share (the “Ordinary Shares”) on the NYSE on September 20, 2001.

Corporate Express has filed or submitted all reports required to be filed under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report on Form 20-F under section 13(a).

Item 2.    Recent United States Market Activity

The Ordinary Shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), since 2001, including during the 12-month period immediately preceding the filing of this Form 15F.  Corporate Express US Finance, Inc.’s 8 1/4% Senior Subordinated Notes due 2014 (the “2014 Notes”) and 7 7/8% Senior Subordinated Notes due 2015 (the “2015 Notes” and with the 2014 Notes, the “Notes”) have not been sold in the United States in a registered offering under the Securities Act since an exchange offer on Form F-4 in 2004 and 2005, respectively.

Item 3.    Foreign Listing and Primary Trading Market

A.            The primary trading market for the Ordinary Shares is Euronext Amsterdam in The Netherlands.

B.            Corporate Express predecessor’s shares were admitted to trading to the predecessor of Euronext Amsterdam in December 1938 and Corporate Express has since maintained a listing of its Ordinary Shares on Euronext Amsterdam, including at the time of filing this Form 15F and during the 12-month period immediately preceding the date hereof.

C.            During the 12-month period from July 1, 2007 through June 30, 2008, the average daily trading volume (“ADTV”) of Corporate Express’ Ordinary Shares in on-exchange transactions in The Netherlands represented 99.4% of the ADTV of Corporate Express’ Ordinary Shares (including Ordinary Shares represented by ADSs) on a worldwide basis.

Item 4.    Comparative Trading Volume Data

A.            The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are from July 1, 2007 through June 30, 2008.

B.            During the 12-month period described in Item 4.A., the ADTV of Corporate Express’ Ordinary Shares in the United States (including Ordinary Shares represented by ADSs) was 20,617 shares.  The ADTV of Corporate Express’ Ordinary Shares on a worldwide basis was 3,377,749 shares.

C.            During the 12-month period described in Item 4.A., the ADTV of Corporate Express’ Ordinary Shares in the United States (including Ordinary Shares represented by ADSs) was 0.6% of the ADTV of Corporate Express’ Ordinary Shares on a worldwide basis.

D.            On July 9, 2008, the New York Stock Exchange LLC filed a Form 25 for purposes of notifying the Commission of CXP’s intention to remove its ADSs from listing and registration on the NYSE.  Corporate Express’ ADSs were delisted from the NYSE on July 21, 2008.  As of that date, ADTV of Corporate Express’ ADSs (expressed in terms of underlying Ordinary Shares) in the United States as a percentage of the ADTV for the Ordinary Shares and ADSs on a worldwide basis for the preceding 12-month period was 0.6%

E.             As of the date hereof, Corporate Express has not terminated a sponsored American depositary receipt facility regarding its Ordinary Shares.

F.             The data used to make the calculations set forth in this Item and the preceding Item were obtained from FactSet.  In this Form, United States ADTV figures include NYSE trades, while the worldwide ADTV figures include Euronext Amsterdam trades.

Item 5.    Alternative Record Holder Information

Not applicable.

Item 6.    Debt Securities

                A cash tender offer for the Notes was completed in July 2008 in which 100% of the Notes were accepted for purchase.  As of July 17, 2008, the number of record holders of the 2014 Notes on a worldwide basis was 0. As of July 17, 2008, the number of record holders of the 2015 Notes on a worldwide basis was 0.

Item 7.    Notice Requirement

A.            Corporate Express published notice of its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act with respect to the Ordinary Shares and ADSs on July 2, 2008. Corporate Express published notice of its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act with respect to the Notes on July 29, 2008.

B.            Corporate Express disseminated such notice in the United States by means of a press release, which was also furnished to the Commission under cover of Form 6-K on EDGAR on July 3, 2008, and published on Corporate Express’ website, http://www.cexpgroup.com, on July 3, 2008.  Corporate Express disseminated such notice regarding the Notes in the United States by means of a press release, which is attached hereto as Exhibit 1.

Item 8.    Prior Form 15 Filers

Not applicable.

PART II

Item 9.    Rule 12g-3-2(b) Exemption

Not applicable.

Item 10. Exhibits

The press release that discloses Corporate Express’s intent to terminate its section 13(a) or 15(d) reporting obligations of the Notes is attached as Exhibit 1.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Corporate Express N.V. has duly authorized the undersigned person to sign on its behalf of this certification on Form 15F.  In so doing, Corporate Express N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: July 28, 2008	By:	/s/ Peter Ventress	/s/ F.F. Waller

	Name: Peter Ventress		Name: Floris Waller
	Title: Chief Executive Officer		Title: Chief Financial Officer